U.S. SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                             FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):
[ X ] Form 10-K  [   ] Form 20-K  [  ] Form 10-Q  [   ] Form N-SAR
For Period Ended:
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: July 29, 1995

Part I - REGISTRANT INFORMATION

                    Commission file number 1-7636

                        DATAPOINT CORPORATION
        (Exact name of registrant as specified in its charter)

   	       Delaware	                        74-1605174
   	(State of incorporation)	  (I.R.S. Employer Identification No.)

               5-7 rue Montalivet 75008, Paris, France
          8400 Datapoint Drive, San Antonio, Texas 78229-8500
         (Address of principal executive offices and Zip Code)

                         (33-1) 40 07 37 37
                           (210) 593-7000
          (Registrant's telephone number, including area code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b be completed.

(Check box if appropriate)
[ ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Subsequent to July 29, 1995, the Company's fiscal year-end, the Company signed a letter of intent with Vertical Financial Holdings to form a joint venture in spinning off the Company's video conferencing patents and operations into separate entities. Significant information affecting the disclosure/non-disclosure related to this proposed venture is expected to be received within the extension period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

	   Phillip P. Krumb      (210) 593-7901

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) been filed?

	   [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	   [X] Yes  [ ] No

For fiscal 1994, the Company reported a net loss of $93.4 million. For fiscal 1995, the Company expects to report a net loss of $28.3 million.





DATAPOINT CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



	 Date:  October 27, 1995    	  							 /s/Phillip P. Krumb
                                          Phillip P. Krumb
                             Vice President and Chief Financial Officer
                                    (Chief Accounting Officer)